For Immediate Release

Exhibit 99.1

Sébastien Martel Joins TFI International Board of Directors

Montreal, Quebec, July 27, 2023 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that Sébastien Martel will join its Board of Directors, effective July 31, 2023.

Mr. Martel is the Chief Financial Officer of BRP Inc. (“BRP”, TSX: DOO; Nasdaq: DOOO), a global leader in the design, manufacturing, and distribution of recreational vehicles and powersports. He has been with BRP for nearly 20 years, serving as CFO since 2014. A registered CPA, Mr. Martel holds a Bachelor degree in Accountancy from McGill University.

“We are thrilled to welcome Sébastien to our Board and view his leadership qualities and contributions to BRP's growth as valuable attributes,” stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. “We eagerly anticipate drawing from Sébastien’s expertise and business acumen that will benefit our company as we continually strive to further enhance shareholder value."

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Package and Courier;
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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com